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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 3)

                             TUPPERWARE CORPORATION
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                    899896104
                                 (CUSIP Number)


                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / /  Rule 13d-1(b)

      /X/  Rule 13d-1(c)

      / /  Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                         AMENDMENT NO. 3 TO SCHEDULE 13G

CUSIP NO. 899896104

    1.      NAME OF REPORTING PERSON

            Vorwerk & Co. KG  (formerly known as Vorwerk & Co.)

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                         (b) /X/

     3.     SEC USE ONLY


     4.     CITIZENSHIP OR PLACE OF ORGANIZATION

                      Federal Republic of Germany

  NUMBER OF SHARES
 BENEFICIALLY OWNED   5.     SOLE VOTING POWER                     6,343,900
 BY EACH REPORTING
    PERSON WITH       6.     SHARED VOTING POWER                   0

                      7.     SOLE DISPOSITIVE POWER                6,343,900

                      8.     SHARED DISPOSITIVE POWER              0

     9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       6,343,900

    10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES / /

    11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      10.9%

    12.     TYPE OF REPORTING PERSON

                      PN


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ITEM 1(a).  NAME OF ISSUER:

      Tupperware Corporation (the "Issuer").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      14901 South Orange Blossom Trail
      Orlando, Florida  32837

ITEM 2(a).  NAME OF PERSON FILING:

      Vorwerk & Co. KG (formerly known as Vorwerk & Co.)

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

      Muehlenweg 17-37
      Wuppertal 42275
      Germany

ITEM 2(c).  CITIZENSHIP:

      Vorwerk & Co. KG is a limited partnership organized and existing under the laws of the Federal Republic of Germany.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

      Common stock, par value $0.01 per share, of the Issuer

ITEM 2(e).  CUSIP NUMBER:

      899896104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

      (a) / /  Broker or dealer registered under Section 15 of the Act.

      (b) / /  Bank as defined in Section 3(a)(6) of the Act.

      (c) / /  Insurance company as defined in Section 3(a)(19) of the Act.

      (d) / / Investment company registered under Section 8 of the Investment Company Act of 1940.

      (e) / /  An investment adviser in accordance with Rule
               13d-1(b)(1)(ii)(E).


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      (f) / /  An employee benefit plan or endowment fund in accordance with
               Rule 13d-1(b)(1)(ii)(F).

      (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

      (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

      (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

      (j) / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      Not applicable.

ITEM 4.     OWNERSHIP.

      (a)   Amount Beneficially Owned:                                             6,343,900
      (b)   Percent of Class:                                                           10.9%
            (Based on an aggregate of 58,121,955 outstanding shares of Common
            Stock as of November 9, 2001, as reported in the Issuer's Quarterly
            Report on Form 10-Q for the thirteen weeks ended September 29, 2001, filed on November 13, 2001)
      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:                        6,343,900
            (ii)  Shared power to vote or to direct the vote:                          None.
            (iii) Sole power to dispose or to direct the disposition of:           6,343,900
            (iv)  Shared power to dispose or to direct the disposition of:              None.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Vorwerk & Co. KG beneficially owns all of the shares of the Issuer described in Item 4 of this Schedule 13G through Vorwerk & Co. Beteiligungsgesellschaft mbH, a private corporation limited by shares organized and existing under the laws of the Federal Republic of Germany, all of the voting rights of which are held by August Mittelsten Scheid & Soehne Gesellschaft mit beschrankter Haftung, a private corporation limited by shares organized and existing under the laws of the Federal Republic of Germany, all of the shares of which are held by Vorwerk & Co. KG. Subject to the control exercised by Vorwerk & Co. KG, each of Vorwerk & Co. Beteiligungsgesellschaft mbH and August Mittelsten Scheid & Soehne Gesellschaft mit beschrankter Haftung have the right to receive or the power to direct the receipt


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of dividends from, or the proceeds from the sale of, the shares of the Issuer described in Item 4 of this Schedule 13G.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

      Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

ITEM 10.    CERTIFICATION.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 1, 2002         VORWERK & CO. KG



                                 By:  /s/ Robin L. Spear
                                      -----------------------------------------
                                      Robin L. Spear
                                      Attorney-in-fact for Dr. Ulrich Mollmann,
                                      Head of Legal Department, and Mr. Matthias
                                      Hickmann, Vice-Head of Legal Department,
                                      Vorwerk & Co. KG


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